August 1, 2000



Hillview Investment Trust II
1055 Washington Blvd.
Stamford, CT 06901

Ladies and Gentlemen:

         In order to provide Hillview Investment Trust II, (the "Trust") with the initial capital (the "Initial Interest"), we hereby purchase from the Trust, 8,333.333 shares of the Hillview International Alpha Fund, a series of the Trust, par value $12.00 per share.

         We represent and warrant to the Trust that the shares of the Hillview International Alpha Fund are being acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares, but do reserve the right at any time to transfer said shares, at management's discretion, to Hillview Capital Advisers, LLC provided that Hillview Capital Advisers, LLC represents and warrants to the Trust that it is acquiring such shares for investment and not with a view to distribution thereof and that it has no present intention to redeem or dispose of any of the shares.

         The amount paid by the Trust on any decrease or withdrawal by us of any portion of any such Initial Interest will be reduced by a portion of any unamoritized organization expenses, determined by the portion of the amount of such Initial Interest withdrawn to the aggregate Initial Interest of all holders of similar Initial Interests then outstanding after taking into account any prior withdrawals of any such Initial Interests.

                                                  Very truly yours,


                                                  Hillview Capital Advisers, LLC



                                                  By:   s/s David M. Spungen
                                                        Name: David M. Spungen
                                                        Title:  President